Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 and related Preliminary Prospectus of our reports dated February 28, 2023, relating to the consolidated financial statements of Lazydays Holdings, Inc. (“the Company”), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

We also consent to the reference to our firm under the heading “Experts” in such Preliminary Prospectus.

/s/ RSM US LLP

Orlando, FL
September 12, 2023